OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eagles Coast Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

782 Johnnie Dodds Blvd - Suite H-3
(No. and Street)

Mount Pleasant	SC	29464
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilya Falkovich	843-800-0491	Ifalkovich@eaglescoast.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Ilya Falkovich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eagles Coast Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYLE KASTEN
Notary Public-State of South Carolina
My Commission Expires
3/2/2031

Signature: [signature]

Title:
COO/FINOP

[signature] ON 3/1/2022
KYLE KASTEN
Notary Public FOR SOUTH CAROLINA
COMMISSION EXPIRES 3/2/2031

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Eagles Coast Capital, LLC
(SEC File # 8-70137)

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2021

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Eagles Coast Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Eagles Coast Capital, LLC as of December 31, 2021, and the related statements of operations, changes in members equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Eagles Coast Capital, LLC as of December 31, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eagles Coast Capital, LLCs management. My responsibility is to express an opinion on Eagles Coast Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Eagles Coast Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Eagles Coast Capital, LLC's financial statements.

The supplemental information is the responsibility of Eagles Coast Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Eagles Coast Capital, LLC auditor since 2020.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2022

EAGLES COAST CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	62,610
Accounts receivable		2,570
Due from affiliate		166,657
Total Assets	$	231,837

LIABILITIES AND MEMBERS' EQUITY

Interest payable	$	3,555
Loan payable		170,200
Total Liabilities		173,755
Members' Equity		58,082
Total Liabilities and Members' Equity	$	231,837

See accompanying notes.

EAGLES COAST CAPITAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2021

REVENUES		
Commissions	$	183,725
12b-1 fees		19,921
Finder fees		14,900
Other income		140
		218,686
OPERATING EXPENSES		
Commissions		177,482
Regulatory fees		2,714
Occupancy		7,767
General & administrative		988
Compensation		16,333
Technology & communication		600
Consulting services		9,000
Interest expense		3,555
		218,439
Net Income	$	247

See accompanying notes.

EAGLES COAST CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2021

Balance at December 31, 2020	$	57,835
Net Income		247
Balance at December 31, 2021	$	58,082

See accompanying notes.

EAGLES COAST CAPITAL, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 247
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:	
(Increase) Decrease in Operating Assets:	
Accounts receivable	34,918
Due from affiliate	(166,657)
Increase (Decrease) in Operating Liabilities:	
Interest payable	3,415
Due to affiliates	(14,067)
Net cash Used in operating activities	(142,144)
Cash Flows From Financing Activities	
Loan proceeds	170,200
Net cash provided by financiang activities	170,200
Net increase in cash	28,056
Cash Beginning of Year	34,554
Cash End of Year	$ 62,610
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

See accompanying notes.

1 Organization and Nature of Business

Eagles Coast Capital, LLC ("ECC or "The Company") is a South Carolina limited liability company conducting business as securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of securities. The Company is registered with the Financial Industry Regulatory Authority - ("FINRA") and the Securities Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and as an investment advisor registered with the SEC pursuant to the Investment Advisor Act of 1940.

The Company is owned by two entities, one of which is a related party, and the other of which consists of third party investors.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2021 and believes they are all collectible. Accounts receivable are not collateralized.

(e) *Revenue Recognition*

The Company recognizes revenue from commissions on trades executed through certain platforms and other sources in the period they are received. In addition the company recognizes revenue from finder fees when it is fully earned in accordance with the terms of the agreement. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2021.

(f) Income Taxes

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the partner's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2021 and there are no open tax years prior to 2017. In addition, no income related penalties have been recorded for the year ended December 31, 2021.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 22, 2022 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(j*) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see “Note 6 Fair Value”

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $58,082, which was $46,498 in excess of its required minimum net capital of $11,584. The Company's net capital ratio was 2.9915 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, National Financial Services.

4 Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues were earned through a commission sharing agreement whereby the Company was paid a portion of the commissions earned on certain fixed income transactions. This arrangement amounted to more that ten percent of total commissions and represented one hundred percent of accounts receivable at December 31, 2021.

This agreement can be terminated by either party for any reason and at any time upon thirty days written notice.

5 Related Party Transactions

Effective January 1, 2019, the Company entered into an Expense Sharing Agreement with one of the Company's members. The agreement calls for a monthly accrual of compensation, occupancy, professional fees and technology and communication costs. Expenses under this arrangement amounted to $38,730.

During the year the Company advanced the affiliate $ 166,657 in part to cover expenses on behalf of the Company. This amount is unsubordinated and has no scheduled repayment terms. Pursuant to Rule 15d3-1 this amount will be considered an allowable assets of the Company for computation of net capital purposes.

6 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Note Payable

On February 4, 2021 the Company executed a promissory note with the U.S. Small Business Administration in the amount of $47,800 which was modified on July 20, 2021 and increased to $170,200 pursuant to Section 7(b) of the Small Business Act. The note bears interest at the rate of 3.75% per year and is payable in monthly installments including principal and interest of $848 beginning August 2022. The Note will mature in February 2051 at which time the remaining unpaid principal and interest shall be due in full. This note is secured by the assets of the Company pursuant to the terms of the note.

Estimated principal maturities of long-term debt during the next five years: 2022 - $0 ; 2023 - $0; 2024 - $1,626; 2025 - $3,867; 2026 - $4,015.

8 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2021 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2021 the Company had implemented such policies and procedures.

10 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11 Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital and financial reporting requirements

12 COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2021

Eagles Coast Capital, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2021
Schedule I

NET CAPITAL

Member Equity	$	58,082
Deductions and or charges		
Non-allowable assets		
Net Capital	$	58,082
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		173,755
Total Aggregate Indebtedness		173,755

CAPITAL REQUIREMENTS

Computation of Basic Net Capital requirement		
Minimum net capital under Rule 15c3-1 (6 2/23 percent of aggregate indebtedness)		11,584
Minimum net capital requirement		5,000
Excess Net capital		46,498
Ratio of Aggregate Indebtedness to Net Capital	2.9915 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2021)
As Amended on Febuary 28, 2022

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	58,082
Net Capital, per above		58,082
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company’s amended FOCUS Report as of December 31, 2021.

Eagles Coast Capital, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2021

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Eagles Coast Capital, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Eagles Coast Capital, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placements and selling group/revenue share participation and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2021. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 22, 2022

Eagles Coast Capital LLC
Exemption Statement Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2021

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Eagles Coast Capital LLC

Eagles Coast Capital LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

The Company does not hold customers' cash or securities on behalf of customers, limits its business to private placements and selling group/revenue share participation and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2021.

Eagles Coast Capital LLC

I, Ilya I. Falkovich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Ilya Falkovich

Ilya I. Falkovich
Title: COO/FINOP